Exhibit 99.1

NEW GOLD INC.

NOTICE OF ANNUAL GENERAL AND

SPECIAL MEETING OF SHAREHOLDERS

The Board of Directors (“Board”) of New Gold Inc. (“New Gold” or the “Company”) invites you to attend the Annual General and Special Meeting of shareholders (“Meeting”) of New Gold to be held at the Toronto Board of Trade, West Ballroom, First Canadian Place, Toronto, Ontario, on Wednesday, May 4, 2011 at 4:00 pm (Eastern Daylight Time), for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of New Gold for the financial year ended December 31, 2010 and the report of the auditors;

(b)	to set the size of the board of directors of New Gold to eight directors;

(c)	to elect the directors of New Gold for the ensuing year;

(d)	to consider, and if thought appropriate, pass, with or without variation, resolutions approving the Company’s new 2011 Stock Option Plan;

(e)	to appoint Deloitte & Touche LLP as auditors of New Gold for the ensuing year and to authorize the directors to fix their remuneration; and

(f)	to transact such other business as may properly come before the Meeting or any adjournment.

This notice is accompanied by a management information circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.

If previously requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the financial year ended December 31, 2010 will also accompany this notice.  Shareholders can request to receive copies of New Gold’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable.  Copies of New Gold’s annual and/or interim financial statements and MD&A are also available on request to New Gold or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on New Gold’s website at www.newgold.com.

The record date for the Meeting is March 30, 2011.  The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment.

We value the views of our shareholders and appreciate the time you spend considering and voting on the business of this year’s Meeting.  It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form.

Any proxies to be used or acted upon at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern Daylight Time) on May 2, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

DATED at Vancouver, British Columbia this 31st day of March, 2011.

By Order of the Board of Directors

                                                                                              /s/ Robert Gallagher

Robert Gallagher
                           President and Chief Executive Officer